UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Olympic Cascade Financial Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    68158N106
                                 (CUSIP Number)


                    Strategic Turnaround Equity Partners, LP
                      c/o Galloway Capital Management, LLC
                           720 Fifth Avenue, 9th Floor
                              New York, N.Y. 10019
                                 (212) 247-0581

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 6, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D


CUSIP No. 68158N106
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bruce Galloway

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP (a)
                       (b)
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS            OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)         |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   220,900
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    313,900
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      220,900
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                            313,900
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     534,800 (1)

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.60%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN

(1) Includes 220,900 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA, 83,200 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. Also includes 217,700 shares held by Strategic Turnaround Equity Partners, LP ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of
STEP).

                                  SCHEDULE 13D

CUSIP No. 68158N106
-------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Strategic Turnaround Equity Partners, LP

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   0
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    217,700
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      0
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                            217,700
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     217,700 (2)

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.31%

--------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN

(2) Includes 171,200 shares of common stock is held by STEP from shares transferred transferred to STEP by limited partners, including Mr. Galloway, who transferred 100,000 shares.

                                  SCHEDULE 13D

CUSIP No. 68158N106
-------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gary Herman

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER
NUMBER OF                                   6,000
SHARES            --------------------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY                                    217,700
EACH              --------------------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON                                      6,000
WITH              --------------------------------------------------------------
                          10)       SHARED DISPOSITIVE POWER
                                            217,700
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      223,700 (3)

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.43%

--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      IN

(3) Includes 6,000 shares of Common Stock held by Mr. Herman as well as 217,700 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, par value $.02, (the "Common Stock") of Olympic Cascade Financial Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 1560, Chicago, IL 60611.

      Item 2. Identity and Background.

      This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons").


      Strategic Turnaround Equity Partners, L.P., is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. Gary L. Herman and Bruce Galloway are citizens of the United States and (i) managing members of Galloway Capital Management LLC, (ii) Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and (iii) Mr. Galloway is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P.

      The name and positions of the general partners and managing members of each of the Reporting Persons are set forth below.


Strategic Turnaround Equity Partners, L.P.  Delaware limited partnership
                                            General Partner - Galloway Capital
                                            Management LLC

Galloway Capital Management LLC             Delaware limited liability company
                                            Managing Member - Gary L. Herman
                                            Managing Member - Bruce Galloway

Gary L. Herman                              Citizenship - United States
                                            Managing Member - Galloway
                                            Capital Management LLC
                                            Managing Member - Strategic
                                            Turnaround Equity Partners,
                                            L.P.

Bruce Galloway                              Citizenship - United States
                                            Managing Member - Galloway
                                            Capital Management LLC
                                            Managing Member - Strategic
                                            Turnaround Equity Partners,
                                            L.P.

The address of the principal business office of Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway is c/o Strategic Turnaround Equity Partners, L.P., 720 Fifth Avenue, 9th Floor, New York, New York 10019.

      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


      Item 3. Source and Amount of Funds or Other Consideration.

      STEP acquired 171,200 shares of Common Stock through transfers of shares of Common Stock from its limited partners, including Mr. Galloway. Mr. Galloway transferred 100,000 shares of Common Stock to STEP valued at an market price of $80,000 and the remaining 71,200 shares were transferred from limited partners of STEP valued at an aggregate market price of 53,635.00. In exchange for the transfers of shares of Common Stock, the limited partners of STEP each received a limited partnership interests in STEP valued at the market price of the shares of Common Stock on the date of such transfers. STEP also acquired the remaining 46,500 shares of Common Stock through open market purchases for an aggregate purchase price of $45,410.15. STEP used investor funds to consummate the open market purchases. Mr. Galloway acquired in the past 60 days shares of Common Stock reported above through open market transactions for an aggregate purchase price of $22,207.00 for 28,500 shares on behalf of himself and certain family members. Mr. Galloway used person funds to consummate such purchases. Rexon Galloway Capital Growth also acquired in the past 60 days shares of Common Stock reported above through open market transaction for an aggregate purchase price of $1,250 for 1,000 shares. Rexon Galloway Capital Growth used corporate funds to consummate such purchase.

      Item 4. Purpose of Transaction.

      All of the shares of Common Stock owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. None of the Reporting Persons have any present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Mr. Galloway may be deemed to beneficially own an aggregate of 534,800 shares of Common Stock, representing approximately 10.60% of the outstanding Common Stock, based upon 5,045,878 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of December 5, 2005 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 9, 2005. This reflects 220,900 shares of Common Stock held by Mr. Galloway through Bruce Galloway, IRA and 83,200 shares of Common Stock held by members of Mr. Galloway's immediate family in accounts over which Mr. Galloway has full investment discretion and 13,000 shares held by Rexon Galloway Capital Growth. Mr. Galloway has full investment discretion in Rexon Galloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner. This percentage also reflects 217,700 shares held by Strategic Turnaround Equity Partners, LP ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) the indirect interests of Mr. Galloway by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of
STEP).

      As of the date hereof, Mr. Herman may be deemed to beneficially own an aggregate of 223,700 shares of Common Stock, representing approximately 4.43% of the outstanding Common Stock, based upon 5,045,878 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of December 5, 2005 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 9, 2005. This reflects 6,000 shares of Common Stock held by Mr. Herman as well as 217,700 shares in STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for the indirect interests of Mr. Herman by virtue of being a member of Galloway Capital Management LLC).

      As of the date hereof, STEP may be deemed to beneficially own an aggregate of 217,700 shares of Common Stock, representing approximately 4.31% of the outstanding Common Stock, based upon 5,045,878 shares of Common Stock outstanding reported by the Company to be issued and outstanding as of December 5, 2005 in the Company's latest Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 9, 2005.

      (b) As of the date hereof, Mr. Galloway has the sole power to vote 220,900 shares of Common Stock and sole power to dispose of 220,900 shares of Common Stock.

      As of the date hereof, Mr. Herman has the sole power to vote 6,000 shares of Common Stock and sole power to dispose of 6,000 shares of Common Stock.

      As of the date hereof, STEP has shared power to vote 206,700 shares of Common Stock and shared power to dispose of 206,700 shares of Common Stock.

      (c) Purchases in the last 60 days:

      On December 2, 2005, STEP purchased 5,000 shares of Common Stock through an open market purchase at a per share price of $.80.

      On December 16, 2005, STEP purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.7098.

      On December 27, 2005, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 3,500 shares of Common Stock through an open market purchase at a per share price of $.74.

      On January 4, 2006, Mr. Galloway, through Bruce Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.6867.

      On January 6, 2006, STEP purchased 5,500 shares of Common Stock through an open market purchase at a per share price of $.7841.

      On January 9 2006, Mr. Galloway, through Sara Herbert Galloway, IRA Rollover, purchased 10,000 shares of Common Stock through an open market purchase at a per share price of $.85.

      On January 11, 2006, Mr. Galloway, through Bruce Galloway, C/F Alana Galloway, purchased 5,000 shares of Common Stock through an open market purchase at a per share price of $.85.

      On January 30, 2006, STEP purchased 15,000 shares of Common Stock through an open market purchase at a per share price of $1.11.

      On January 31, 2006, Rexon Galloway Capital Growth, purchased 1,000 shares of Common Stock through an open market purchase at a per share price of $1.25.

      On February 6, 2006, STEP purchased 11,000 shares of Common Stock through an open market purchase at a per share price of $1.2136.

      (d) Not applicable.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      None of the Reporting Persons have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


      Item 7. Material to be Filed as Exhibits.

      Exhibit A: Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 6, 2006


                               Strategic Turnaround Equity Partners, LP
                               By: /s/ Gary Herman
                                   ---------------
                               Name:   Gary Herman
                               Title:  Managing Member of Galloway
                                          Capital Management, LLC, the
                                          General Partner of Strategic
                                          Turnaround Equity Partners, LP

                               Galloway Capital Management, LLC
                               By:  /s/ Gary Herman
                                    ---------------
                               Name:    Gary Herman
                               Title:   Managing Member



                               By:
                                   -----------------------------
                                        Bruce Galloway


                               By:
                                   -----------------------------
                                        Gary Herman

                                    Exhibit A

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.


      IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:   February 6, 2006


                               Strategic Turnaround Equity Partners, LP
                               By: /s/ Gary Herman
                                   ---------------
                               Name:   Gary Herman
                               Title:  Managing Member of Galloway
                                          Capital Management, LLC, the
                                          General Partner of Strategic
                                          Turnaround Equity Partners, LP

                               Galloway Capital Management, LLC
                               By: /s/ Gary Herman
                                   ----------------
                               Name:   Gary Herman
                               Title:  Managing Member



                               By:
                                   -----------------------------
                                        Bruce Galloway


                               By:
                                   -----------------------------
                                        Gary Herman